EXHIBIT (a)(3)(i)

                         HENLEY LIMITED PARTNERSHIP

                                                      April 3, 2003

Enclosed are materials relating to the merger that Henley Limited Partnership (formerly Boston Celtics Limited Partnership) plans to complete in late April or early May 2003. After the merger, your Henley units will become the right to receive merger consideration and Henley will cease being a public company. We anticipate that Henley units will stop trading on the New York Stock Exchange and the Boston Stock Exchange, and that the transfer books will be closed, in mid-April 2003, but not before April 16, 2003. We will issue a press release giving advance notice of the specific date that the books will be closed and the units will stop trading. If you want to sell your units, you must do so before that date. The per unit closing sale price on the New York Stock Exchange on April 1, 2003 was $29.55.

We have enclosed:

   * a copy of our Transaction Statement on Schedule 13E-3, which contains a description of the merger transaction and related information and is accompanied by financial information relating to Henley;

   * a Letter of Transmittal that you must complete and sign, and return with your Henley (or former Boston Celtics) unit certificate to Mellon Investor Services LLC ("Mellon"); and

   * questions and answers relating to the merger and your merger consideration.

There are several important things to keep in mind:

   * merger consideration will be paid only to holders of record on the merger record date;

   * we expect that the merger record date will be in mid-April (but no earlier than April 16, 2003) and that our transfer agent will close the books of Henley at the close of business on the merger record date; and that after after the record date, no further transfers will be recorded and the units will not trade on the New York Stock Exchange or the Boston Stock Exchange or any other public market. We will issue a press release specifying the merger record date and last day of trading;

   * if your Henley (or former Boston Celtics) units are represented by a certificate, you MUST send your certificate along with a completed Letter of Transmittal to Mellon in order to receive merger consideration; if your unit certificate is lost or destroyed, you must follow the special procedures outlined in the Letter of Transmittal and you will be required to pay the fees indicated; and

   * once you claim your right to merger consideration by properly completing and returning a Letter of Transmittal with your unit certificates, you will receive initial merger consideration equal to $27.00 per unit and you may receive potential additional cash payments as described in the Transaction Statement.

After the merger, assuming that the Letter of Transmittal is properly completed and all of the associated unit certificates are surrendered to Mellon, it will take approximately 10 days from the day Mellon receives your documentation for a check representing your initial merger consideration to be sent to you.

We encourage you to act promptly, as your Henley (or former Boston Celtics) unit certificates will, after the merger, only represent the right to receive merger consideration as described in the enclosed materials. If you do not claim your right to merger consideration within three years after the merger, your right to merger consideration will expire. If you do not respond to this mailing and Mellon engages a service provider to locate unitholders, you will bear the related fees.

If you have any questions about applicable procedures, or if you need assistance with the Letter of Transmittal, please call Mellon at 1-888-778-1314.

WE EXPECT THAT HENLEY LIMITED PARTNERSHIP UNITS WILL STOP TRADING AND NO LONGER WILL BE TRANSFERABLE AFTER MID-APRIL 2003.


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